Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

03 FEB 26 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

February 19, 2003

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (403) 297-6156
Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: Insider Reports

03007071

SUPPL

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Report for **WOJCIECH DRZAZGA** dated February 19, 2003.

Yours very truly,

JOHNSTONE & COMPANY

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

COPY

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - Via Ordinary Mail
- 12g3-2(b) **(Exemption No. 82-4637)**

Encl.
KES/vl

F:\WPDOC\LTR\ZTEST\ins td feb03.wpd

dlw 3/4

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No 82-4637

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 | 12 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRZAZGA

GIVEN NAMES: WOJCIECH

No.: 12 STREET: SOLWAY AVENUE APT:

CITY: BRAMPTON

PROV.: ONTARIO POSTAL CODE: L4Z 4E4

BUSINESS TELEPHONE NUMBER: 416-297-5155

BUSINESS FAX NUMBER: 416-297-5156

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
CLASS A SPECIAL	4,135									4,135	1	
OPTIONS	795,000									795,000	1	
CONVERTIBLE DEBENTURES	$108,875									$108,875	1	
COMMON SHARES	662,034									662,034	1	
COMMON SHARES	89,800									89,800	1	See Remark 1
COMMON SHARES	277,492	14	2	2003	10		100,000	$0.08		177,492	2	See Remark 2

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

1. Held in self-directed RRSP.
2. Held in MADA Trust in which the undersigned is one of three trustees and one of the beneficiaries.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WOJCIECH DRZAZGA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 19 | 02 | 2003

KEEP A COPY FOR YOUR FILE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 | 12 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): __ | __ | __

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRZAZGA

GIVEN NAMES: WOJCIECH

NO.: 12 STREET: SOLWAY AVENUE APT:

CITY: BRAMPTON

PROV.: ONTARIO POSTAL CODE: L4Z 4E4

BUSINESS TELEPHONE NUMBER: 416-297-5155

BUSINESS FAX NUMBER: 416-297-5156

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
CLASS A SPECIAL	4,135							4,135	1	
OPTIONS	795,000							795,000	1	
CONVERTIBLE DEBENTURES	$108,875							$108,875	1	
COMMON SHARES	662,034							662,034	1	
COMMON SHARES	89,800							89,800	1	See Remark 1
COMMON SHARES	277,492	14 2 2003	10		100,000	$0.06		177,492	2	See Remark 2

ATTACHMENT: [ ] YES [X] NO

BOX 6. REMARKS

1. Held in self-directed RRSP.
2. Held in MADA Trust in which the undersigned is one of three trustees and one of the beneficiaries.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminiology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE: [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WOJCIECH DRZAZGA

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 19 | 2 | 2003